UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934

SANDALWOOD VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

79977R 202
(CUSIP Number)

Ira Morris
227 Sassafras Circle, Thornhill, Ontario L4ZJ 8M6
Telephone: 905-709-3410
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ira Morris

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
IN

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Canada

| 7 | Sole Voting Power
50,000,000 shares of common stock
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
50,000,000 shares of common stock

10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
50,000,000 shares of common stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
19.9%

| 14 |	Type of Reporting Person
IN

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2012, by Ira Morris (the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-D. Except as expressly amended and supplemented by this Amendment, the Schedule 13-D is not amended or supplemented in any respect.

Item 3. Source of Amount of Funds or Other Compensation

Effective June 25, 2012, Ira Morris, who held all 1,000 shares of Sandalwood Ventures, Ltd.’s (the “Company’s”) outstanding Series A Preferred Stock, which provided him 51% voting control over the Company, entered into a Stock Purchase Agreement (as amended and restated) with Luciana D’Alessandris, Jim Vogiatzis, Michael Zitser and Sergey Kartsev (the “Sellers”) and purchased all 1,120,000,000 of the shares of common stock of the Company originally purchased by such individuals pursuant to a Stock Purchase Agreement with Mr. Edwin Slater, which closed in May 2012, in consideration for $5,600 and all 1,000 shares of the Series A Preferred Stock which he held ($1,400 and 250 shares of Series A Preferred Stock to each of the Sellers).

Subsequent to the closing of the purchase of the shares by Mr. Morris, Mr. Morris entered into a Cancellation of Shares Agreement with the Company and agreed to cancel 1,070,000,000 of the shares purchased in the Stock Purchase Agreement in consideration for $20,000 (the “Cancellation” and the “Cancellation Agreement”).  The numbers and percentages described throughout this filing assume for all purposes the consummation of the Cancellation and the issuance of 125,000,000 shares of the Company’s common stock in connection with the June 29, 2012, Share Exchange Agreement, which shares have not been cancelled or issued, respectively, to date.  Following the Cancellation, Mr. Morris will hold 50,000,000 shares of the Company’s common stock.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Morris beneficially owns 50,000,000 shares of the Company’s common stock, representing 19.9% of the Company’s outstanding common stock.

(b)	Mr. Morris holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all 50,000,000 shares of the Company’s common stock.

(c)	None other than as described in Item 3.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 50,000,000 shares of the Company’s common stock.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2012

By:	/s/ Ira Morris
Ira Morris